                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2009

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors approves results for 2008

TELECOM ITALIA GROUP

•

REVENUES: 30,158 MILLION EUROS;  -2.3%, IN ORGANIC TERMS, WITH A PROGRESSIVE IMPROVEMENT IN Q4 ON PREVIOUS QUARTERS

•

BERNABÈ: “TELECOM ITALIA’S REVENUES AND MARGINS STAGED A SIGNIFICANT TURNAROUND IN Q4, ENABLING US TO HIT THE TARGETS WE SET FOR 2008”

•

EBITDA: 11,367 MILLION EUROS (DOWN 301 MILLION EUROS, -2.6% COMPARED WITH 2007);  -4.2% (DOWN 5.5% IN THE PREVIOUS YEAR) IN ORGANIC TERMS

•

ORGANIC EBITDA MARGIN EQUAL TO 38.8% OVER THE YEAR, SIGNIFICANTLY EXCEEDING THE 2008 TARGET; IMPRESSIVE PERFORMANCE  PRINCIPALLY ATTRIBUTED TO DOMESTIC OPERATIONS AND EFFECTIVE COST CONTROL

•

Q4 ORGANIC EBITDA MARGIN BACK TO GROWTH COMPARED WITH Q4 2007 (+2.2%)

•

EBIT: 5,463 MILLION EUROS IN 2008 (-492 MILLION EUROS COMPARED WITH 2007, OF -8.3%); ORGANIC EBIT MARGIN  OF 19.1%

•

ORGANIC Q4 EBIT: 1,264 MILLION EUROS; POSITIVE VARIATION IN ORGANIC TERMS FOR THE FIRST TIME IN THE YEAR (UP 3.7% COMPARED WITH Q4 2007)

•

NET INCOME:  2,214 MILLION EUROS

•

NET DEBT OF 34,039 MILLION EUROS, DOWN AROUND 1,700 MILLION EUROS COMPARED WITH YEAR-END 2007; NET DEBT/EBITDA RATIO 2.99 (3.06 AT YEAR-END 2007) IN LINE WITH TARGET

•

HIGH LIQUIDITY MARGIN (5.1 BILLION EUROS, NET OF 0.5 BILLION EUROS IN LIQUIDITY FROM BRAZIL), PLUS BROAD ACCESS TO LONG-TERM CREDIT FACILITIES (AROUND 6.5 BILLION EUROS)

•

MEMBERS APPOINTED TO SUPERVISORY BOARD TO ENSURE IMPLEMENTATION OF OPEN ACCESS COMMITMENTS AND OPERATIONS

•

STEFANO CAO CO-OPTED INTO THE BOARD

•

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS CONVENED

•

PROPOSED DIVIDEND DISTRIBUTION EQUAL TO 5 EURO CENTS FOR ORDINARY SHARES AND 6.1 EURO CENTS FOR SAVING SHARES

Q4 2008

•

REVENUES: 7,759 MILLION EUROS; -0.3% IN ORGANIC TERMS COMPARED WITH Q4 2007 - A MARKED IMPROVEMENT ON THE PRECEDING QUARTERS (Q3 2008: -1.5% COMPARED WITH THE SAME PERIOD DURING THE PRECEDING YEAR; Q2 2008: -3.6%, Q1 2008: -4.0%). STRONG REVENUES FROM ICT BUSINESS, WHOLESALE AND INNOVATIVE SERVICES (FIXED LINE BROADBAND AND MOBILE INTERACTIVE VAS)

•

ORGANIC EBITDA: 2,739 MILLION EUROS, UP 2.2% COMPARED WITH Q4 2007; TREND REGISTERED DURING THE FIRST THREE QUARTERS OF THE YEAR (Q3 2008: -1.3% COMPARED WITH THE SAME PERIOD DURING THE PRECEDING YEAR; Q2 2008: -9.9%, Q1 2008: -6.7%) TURNED AROUND THANKS TO STRONG DOMESTIC BUSINESS PERFORMANCE

•

ORGANIC EBITDA MARGIN UP 0.8 PERCENTAGE POINTS TO 35.3% COMPARED WITH Q4 2007, DUE TO ONGOING COST CONTROL ACTIONS.

•

EBIT: UP 3.7% IN ORGANIC TERMS TO 1,264 MILLION EUROS COMPARED WITH Q4 2007, REVERSING THE TREND OVER THE PREVIOUS THREE QUARTERS (Q3 2008: -6.4% COMPARED WITH THE SAME PERIOD DURING THE PRECEDING YEAR; Q2 2008: -21.6%; Q1 2008: -16%)

•

NET INCOME: 444 MILLION EUROS (228 MILLION EUROS IN 2007)

•

FREE CASH FLOW FROM OPERATIONS: A 2,182 MILLION EUROS; IMPROVING THE CAPACITY TO CONVERT REVENUES INTO CASH

This press release contains alternative performance indicators not contemplated under IFRS accounting standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Debt). These terms are defined in the appendix.

It should be noted that the “Outlook for operations in 2009” section of this press release contains forward-looking statements concerning the Group’s intentions, beliefs and/or current expectations with regard to future financial results and other aspects of its operations and strategies. Readers of this press release should not rely unduly on such forward-looking statements. The company’s actual results may differ significantly from those forecast herein owing to any number of factors that lie beyond the Group’s sphere of control, not least current uncertainties associated with the ongoing crisis on the financial markets,.

At this time, Telecom Italia Group and Parent company FY 2008 financial statements are still in the process of being audited.

Milan, February 27, 2009

The Telecom Italia Board of Directors, chaired by Gabriele Galateri di Genola, examined and approved the Group and the Parent company FY 2008 financial statements.

Statement by Telecom Italia CEO Franco Bernabè: “As 2008 unfolded, the Group staged a significant turnaround. The excellent results we posted in the final quarter of the year enabled us to hit the targets we set ourselves. We have also entered into positive and open dialogue with industry regulators: establishing the Open Access division is a major organizational change that will ensure efficient management of the access network and guarantee equal treatment of all carriers operating in the industry. As stated in our 2009-2011 business plan, we are confident of building on this positive income and financial performance by focusing on the domestic market and Brazil, while at the same time continuing the plan to recuperate efficiency and progressively spinning off non-strategic assets. More robust cash flow generation and a further reduction in levels of debt over the next three years will strengthen Telecom Italia’s role as a leading technology development enterprise. In light of the final results and our confidence in the ongoing execution of the Plan, the Board has decided to propose to shareholders the distribution of a 5 euro cents dividend for the ordinary shares. This decision reflects the financial results and represents a prudent approach in light of the current macro economic environment.”

TELECOM ITALIA GROUP

The Telecom Italia Group’s consolidation area presents the following main changes:

-

the exclusion of Entel Bolivia from the consolidation area starting from Q2 2008, due to the Bolivian governments decree nationalizing the company. The stake is currently included in current Assets;

-

the exit from 1 December 2008 of the “Pay-Per-View” operations, following their disposal by Telecom Italia Media S.p.A.

French broadband provider Liberty Surf Group was sold on August 26, 2008, and consequently appears on the statement of income and balance sheet for 2008 and 2007 under ad hoc entries for “Discontinued Operations”.

Revenues in 2008 amounted to 30,158 million euros, down 2.8% on the figure of 31,013 million euros registered in 2007 (a reduction of 855 million euros). The organic variation in consolidated revenues amounted to -2.3% (down 724 million euros), though the trend was in improvement as the year progressed. The 301 million euro reduction in Q1 (down 4.0%) came down to a 21 million euro reduction in Q4 (down 0.3%), for the most part as a result of a recovery on the domestic market.

The organic variation in revenues is calculated by:

-

Excluding the impact of changes to the consolidation area (-88 million euros, ascribable predominantly to the inclusion of AOL Germany’s internet operations from March 1, 2007, and the exclusion of Entel Bolivia in Q2 2008);

-

Excluding the impact of exchange rate fluctuations (-51 million euros, owing to unfavourable exchange rate fluctuations worth 29 million euros affecting the Brazilian business unit, and 22 million euros affecting other business units);

-

Excluding other non-organic revenues (32 million euros in 2007; 24 million euros in 2008) associated with changes to voice call termination rates following the settlement of pricing disputes with other operators.

Revenues breakdown by operational segment:

	2008		2007		Change
(milions of euros)%				%	Absolute	%	% organic
Domestic	23,268	77.2	24,220	78.1	(952)	(3.9)	(3.9)
Brazil	5,208	17.3	4,990	16.1	218	4.4	4.9
European BroadBand	1,274	4.2	1,151	3.7	123	10.7	4.5
Media, Olivetti and other activities	773	2.6	922	3.0	(149)	(16.2)
Adjustments and eliminations	(365)	(1.3)	(270)	(0.9)	(95)	35.2
Total	30,158	100.0	31,013	100.0	(855)	(2.8)	(2.3)

The reduction in organic revenues on the domestic market compared with 2007 was predominantly the result of an ongoing contraction in revenues from “traditional” services, notably fixed-line network retail voice and traditional data transmission services for business. However, revenues posted a recovery in every quarter of the year, from a 382 million euro drop in Q1 (down 6.4%) to a reduction of 39 million euros in the final quarter of the year (down 0.6%).

Positive trends in revenues were registered in “innovative” services and domestic wholesale. The impact of some regulatory and contractual changes, which were responsible for around 830 million euros in lower revenues over the course of the financial year, was gradually attenuated.
Revenue growth at the Brazilian business unit was boosted by value added voice services, following growth in TIM Web’s mobile technology broadband connectivity customer base.

EBITDA amounted to 11,367 million euros, down 301 million euros (-2.6%) on 2007 as a result of the above-mentioned changes to the regulatory framework and contractual terms and conditions. The organic variation in EBITDA was a negative 512 million euros (down 4.2%). The EBITDA margin rose from 37.6% in 2007 to 37.7% in 2008. The organic EBITDA margin amounted to 38.8% in 2008 (39.5% in 2007).

In Q4 2008, revenues in absolute and percentage terms recovered on previous quarters, and were up 2.2% compared with the same period in 2007. The consolidated organic EBITDA margin rose by around 0.8 percentage points. This impressive turnaround is predominantly ascribable to the domestic market, which achieved organic EBITDA growth of 3.8% in Q4 compared with 2007 as a result of an unwavering focus on identifying, monitoring and rationalizing factors of production.

The following table shows a breakdown of EBITDA and revenue percentages by business area:

	2008		2007		Change
(milions of euros)%				%	Absolute	%	% organic
Domestic	9,998	88.0	10,174	87.2	(176)	(1.7)	(4.3)
% of revenues	43.0		42.0		+1.0pp
Brazil	1,217	10.7	1,207	10.3	10	0.8	1.4
% of revenues	23.4		24.2		(0.8)pp
European BroadBand	245	2.2	297	2.5	(52)	(17.5)	(19.4)
% of revenues	19.2		25.8		(6.6)pp
Media, Olivetti and other activities	(78)	(0.7)	(5)	°	(73)	°
Adjustments and eliminations	(15)	(0.2)	(5)	°	(10)	°
Total	11,367	100.0	11.668	100.0	(301)	(2.6)	(4.2)

Depreciation and amortization amounted to 5,906 million euros (5,674 million euros in 2007). The 232 million euro rise in this figure breaks down to 148 million euros for the amortization of intangibles, and 84 million euros in depreciation of fixed assets.

An impairment test conducted on the recoverable value of Telecom Italia Group cash generating units yielded recoverable values in excess of book values. In consequence, no write-downs were made on the value of goodwill.

EBIT amounted to 5,463 million euros, down 492 million euros compared with 2007 (-8.3%). The organic EBIT variation was a negative 736 million euros (-11.3%). The EBIT margin was down from 19.2% in 2007 to 18.1% in 2008; the organic EBIT margin amounted to 19.1% in 2008 (21.1% in 2007).

Financial management and the administration of equity interests registered an overall reduction of 935 million euros in 2008 compared with 2007. Though the capital gains realized on sales of equity interests exceeded 460 million euros, at the same time, financial market conditions in 2008 made it necessary to make a 190 million euro write-down on call options for a 50% share capital stake in Sofora Telecomunicaciones (the majority shareholder in Telecom Argentina, previously subject to a 70 million euro write-back in 2007), alongside a prudential write-down of 58 million euros regarding receivables from Lehman Brothers. The impact on financial charges was, however, circumscribed as a result of the Group's prudent financial management approach.

Taxes amounted to 653 million euros, down 1,030 million euros compared with 2007; the reduction in taxes may predominantly be ascribed to lower total taxable income, and to the 2008 reduction in tax brackets in Italy. The company also received a net 515 million euro benefit following a fiscal realignment undertaken by a number of Group companies pursuant to Law no. 244 of November 24, 2007, article 1, sub-section 48.

Results from discontinued operations amounted to -29 million euros (compared with a net loss of 186 million euros in 2007). The -188 million euro negative contribution of the Liberty Surf Group to the consolidated result up to the date of its sale (-222 million euros over the whole year of 2007) was offset by a 160 million euro gain net of ancillary charges realized from the August 26, 2008 sale of the Telecom Italia Group’s entire shareholding in Liberty Surf Group S.A.S. (the holding company for the country's broadband operations in France).

The net consolidated result for 2008 amounted to 2,214 million euros (2,215 million euros before minorities), a reduction of 9.6% compared with 2007 (2,448 million euros).

Capex in FY 2008, at 5,365 million euros, was essentially unchanged compared with the preceding year. A breakdown of Capex follows:

(millions of euros)	2008		2007		Change
		%		%
Domestic	3,658	68.2	4,064	75.7	(406)
Brazil	1,348	25.1	865	16.1	483
European BroadBand	352	6.6	358	6.7	(6)
Media, Olivetti and other activities	54	1.0	93	1.7	(39)
Adjustments and eliminations	(47)	(0.9)	(10)	(0.2)	(37)
Total	5,365	100.0	5,370	100.0	(5)

Capex was equivalent to 17.8% of revenues in 2008, up from 17.3% in 2007.

Net financial debt at year-end 2008 amounted to 34,039 million euros, a reduction of 1,662 million euros compared with the year-end 2007 figure of 35,701 million euros (and 1,731 million euros down on September 30, 2008). The reduction may be ascribed to generated cash flow from operations (5,473 million euros), and to the disposal of equity holdings and other sales (a 599 million euro reduction, net of cash flow absorbed by discontinued operations), offsetting dividend payments of 1,665 million euros, other financial, fiscal and non-operating cash requirements worth 2,713 million euros, and 32 million euros in long-term investments and share buybacks, carried out under the stock grant plan, authorized by the April 2007 shareholders meeting.

The net financial debt to EBITDA ratio stood at 2.99 (3.06 at year-end 2007).

The Group’s liquidity margin at year-end 2008 totalled 5.1 billion euros (excluding Brazilian liquidity of 0.5 billion euros), and allows sufficient liquidity margins to be added to existing non-utilized committed credit facilities, for 6.5 billion euros, to cover repayment obligations over the next 18-24 months.

Group headcount at year-end 2008 amounted to 77,825 (64,242 in Italy and 13,583 abroad), a reduction of 4,244 compared with year-end 2007 (82,069 employees, of whom 66,951 in Italy and 15,118 abroad). The 4,244 fall in the number of Group employees compared with year-end 2007 was achieved through a 2,674-person reduction at parent company Telecom Italia S.p.A., corresponding to over 50% of the Executive Committee’s June 4, 2008 Efficiency Plan target.

OUTLOOK FOR OPERATIONS IN 2009

The Telecom Italia Group confirms the current year earnings and financial targets announced at the end of 2008 on presentation of the Group’s 2009-2011 Three-Year Plan.

Headline earnings targets for FY 2009:

-

Organic revenues and EBITDA margin (on an equivalent exchange rate and consolidation area basis 2009) stable with 2008;

-

Capex of around 4.8 billion euros;

-

Net debt/EBITDA ratio of around 2.9.

Major Risks and Uncertainties

Forward-looking statements regarding outlook for 2009 might be impacted by risks and uncertainties generated by a series of factors, the majority of which lie outside the Group’s control. The following statement examines the main risk factors and/or significant uncertainties that could potentially affect Telecom Italia Group operations in 2009.

From a macro-economic standpoint, it should be noted that the crisis sweeping through the world economy – a crisis expected to last throughout 2009 – is characterized by a general contraction in consumption. This contraction is taking place at different rates in different world regions and on different markets.

It is forecast that the greatest impact of the recession on the Italian market will be on demand for investment, and on purchases of durable goods and mass-consumption items. The effects of the recession are expected to be less dramatic on services such as telecommunications. The country’s GDP is forecast to fall by around 2% in 2009.

On the South American market, most importantly Brazil, the volatility that has beset these economies during past international economic crises would seem to be much reduced this time round. The continent appears to be more favourably placed to weather the storm than in the past for the following reasons:

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Greater political stability as a result of actions to make structural improvements to the economy and social system;

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A fiscal surplus generated by high levels of economic growth, record commodities prices, and an accumulation of currency reserves;

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Firm control of inflationary tendencies, with perhaps the partial exception of Argentina;

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Strong monetary policy discipline;

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Relatively low unemployment rates.

Bearing these factors in mind, after years of sustained growth, modest economic expansion is still predicted for 2009. Wild volatility is not expected to affect any of the main measures of macro-economic progress (inflation rates, interest rates, and exchange rates) in Latin America’s largest countries, most notably Brazil. Indeed, Brazil has made significant progress recently, having reached “energy break-even” and built up solid food reserves. As a result, the country is less exposed to external shocks than it has been in the past.

The telecommunications market and industry would appear to be among the least exposed to procyclical trends as our society has increasingly become based on communications; communications have taken on a key role as an enabler and multiplier of productivity. Even now, we are continuing to see growth in demand for mobile telephone-based data services such as access to e-mail and websurfing via widely-adopted 3G technology.

The macroeconomic context may weigh more heavily on Domestic market prospects, even if there is no specific evidence of this at the moment, and more specifically on the next phase of value added services penetration. Turnover from business clients (freelance professionals and SMEs) may dip below expectations. If this is the case, it would have repercussions on overall revenues from the sale of telecommunications services and products.

The telecommunications market in South America, and most particularly in Brazil, is expected to continue to register growth, especially in mobile telephony and broadband. Indeed, mobile broadband may well emerge as a highly competitive alternative to fixed broadband, given that the fixed-line network requires an extremely expensive upgrade to offer levels of service already available over HSDPA networks such as TIM Brasil’s. Upgrading the existing network is a far more onerous process in Brazil than in a country like Italy: territorially, Brazil is far larger, and the existing network is starting from a much lower standard. TIM Brasil will be focusing a portion of its investments on geographically-targeted mobile broadband network development in order to increase its broadband market share; the company shall closely monitor returns on capital invested.

Against this backdrop, and in the knowledge that the deep current world crisis may have as-yet unknown impacts on business performance, the company is closely monitoring the performance of its most exposed businesses, and proceeding with efficiency drives and expense optimization plans to ensure that cash flow generation objectives are met and debt is reduced.

Against a backdrop of highly volatile financial markets hamstrung by uncertainty, in early 2009 Telecom Italia took important steps to limit financial risks by refinancing its debt. The company achieved this by issuing a 500 million euro bond, and by signing a 600 million euro financing contract with the EIB.

The Telecom Italia Group has enacted policies to manage financial risks ranging from market risks to credit risks and liquidity risks. Centrally-issued guidelines serve as a reference framework for operational management, identifying the most appropriate financial instruments for achieving the company’s goals, monitoring results, and avoiding recourse to speculative derivative financial instruments.

The Group has set an “appropriate financial flexibility” target level by maintaining a liquidity margin of cash reserves and syndicated committed credit facilities sufficient to cover refunding requirements for at least the next 12 to 18 months.

In view of the current state of the financial markets, the Group has tightened its approach to the above-mentioned policy. By the end of 2008, the Group had raised its liquidity margin to a level sufficient to cover debt repayments over the next 24/24 months. The Telecom Italia Group is well-placed to wait for the most advantageous time to access the financial markets, and can maintain its objective of refinancing the portion of debt due to reach maturity in 2009, and still maintain a higher liquidity ratio in case of unexpected tensions on the market.

TELECOM ITALIA S.p.A. RESULTS

Revenues amounted to 22,025 million euros, down 3.6% (822 million euros) compared with FY 2007. The organic variation in revenues also registered a 3.6% drop.

The reduction in revenues was predominantly the result of an ongoing contraction in revenues from “traditional” businesses such as retail voice (down 807 million euros, predominantly ascribable to a reduction in revenues from call traffic and access), and from traditional data transmission services for business (down 67 million euros). Growth was, however, registered in revenues from “innovative” services such as Broadband (up 173 million euros), mobile business interactive VAS (up 263 million euros), and ICT services (up 117 million euros).

Revenue performance continued to be impacted by market conditions, specifically changes to the regulatory framework and contractual terms and conditions that occurred in 2007. In 2008, these changes had an overall negative impact of around 670 million euros on revenues.

EBITDA of 9,577 million euros was down just 153 million euros (1.6%) compared with 2007.

The organic variation in EBITDA was a negative 4.2% (down 434 million euros). The EBITDA margin amounted to 43.5% (42.6% in FY 2007); at an organic level 44.9% (45.2% in 2007).

Depreciation and amortization amounted to 4,426 million euros (4,259 million euros in 2007). The 167 million euro increase breaks down as 81 million euros in amortization of intangibles, and 86 million euros in depreciation of fixed assets.

EBIT amounted to 5,166 million euros, down 269 million euros (-4.9%) compared with 2007. The organic variation in EBIT was a negative 9.5% (down 575 million euros). The EBIT margin reached 23.5% (23.8% in FY 2007), at an organic level 24.8% in 2008 (26.4% in 2007).

Financial management and the administration of equity interests registered an overall reduction of 1,083 million euros in 2008 compared with 2007. This may be attributed to one-off capital gains realized in 2007 (-146 million euros), a capital loss on the disposal of the Liberty Surf Group S.A.S. (-480 million euros), write-downs on equity stakes held by Telecom Italia Media, Telecom Italia Capital and Olivetti, for 240 million euros, and higher financial charges.

Tax on income amounted to 674 million euros, down 970 million euros compared with 2007 as a result of the factors noted under the Group section.

Telecom Italia S.p.A.’s net result was 1,500 million euros, down 382 million euros compared with 2007 (1,882 million euros).

Headcount at year-end 2008 numbered 57,285, including employees on outsourced contracts. The 2,674 reduction compared with December 31, 2007 (59,959) corresponds to more than 50% of the target figure stated in the Efficiency Plan adopted by the Executive Committee on June 4, 2008.

BUSINESS UNIT RESULTS

Performance data is broken down into the following areas of operation:

-

The “Domestic” business unit consists of the Group’s fixed-line telecommunications operations in Italy (sub-divided into Retail voice, Internet, Business data and Wholesale), Mobile operations, and ancillary support services;

-

The “Brazil” business unit runs Group telecommunications operations in Brazil;

-

The “European Broadband” business unit provides broadband services in Germany and the Netherlands;

-

The “Media” business unit is in charge of Group television and news operations;

-

The “Olivetti” business unit is responsible for digital print system and office product manufacture and sales;

-

“Other operations” include finance companies and other minor companies not strictly associated with the Telecom Italia Group’s core business.

For information purposes, it should be noted that Telecom Italia Media’s FY 2008 results were announced in a press release dated February 26, 2009, which was issued upon approval by the company Board of Directors.

DOMESTIC

This table presents the headline results for the Domestic Business Unit in FY 2008, compared with data from 2007.

(millions of euros)	2008	2007	Change
			absolute	%	% organic
Revenues	23,268	24,220	(952)	(3.9)	(3.9)
EBITDA	9,998	10,174	(176)	(1.7)	(4.3)
% of Revenues	43.0	42.0
EBIT	5,444	5,751	(307)	(5.3)	(9.5)
% of Revenues	23.4	23.7
Industrial Investments	3,658	4,064	(406)	(10.0)
Headcount	61,816	64,362	(2,546)	(4.0)

Fixed-line telecommunications

In 2008, revenues reached 15,000 million euros, down 727 million euros (4.6%) on the preceding year. Excluding the impact of currency fluctuations, changes to the area of consolidation and non-organic items, organic revenues were down 664 million euros (4.2%). It should be noted that 2008 was characterized by a positive revenue trend: by Q4 2008, revenues were only 2.3% down on the corresponding quarter in 2007.

In detail:

Retail voice revenues in 2008 amounted to 7,529 million euros (down 9.9% compared with 2007), as the customer base and traffic volumes continued to contract due to a competitive marketplace. The introduction of new methods of access to the Telecom Italia network for customers who had previously operated on a carrier selection or pre-selection basis prompted a fall in the number of retail lines supplied by Telecom Italia in 2008. As observed in most markets, the migration of fixed-line/mobile calls to mobile/mobile solutions continues. Revenues were further impacted by the regulatory reduction of fixed-line/mobile termination rates, and by changes to the regulations governing Premium Services.

Internet revenues rose by 162 million euros (up 11.0%) in 2008 to 1,630 million euros. The domestic market retail broadband access portfolio expanded by 327,000 over the year to 6.8 million. Flat-rate packages apply to 77% of the entire retail broadband customer portfolio, up 677,000 on the end of 2007. The portfolio of VoIP customers is now around 2 million, corresponding to around 30% of all retail broadband accesses. The IPTV service continues to increase its penetration in the consumer market, with a portfolio of 329,000 customers, up 249,000 on the end of 2007. Web operations and new developments continue to be rolled out through the Virgilio/Alice portals. Positive sales trends in the sector enabled the company to grow its revenues by 13.4% (186 million euros) over the preceding year.

Business Data revenues of 1,720 million euros registered a 47 million euro (2.8%) increase on 2007. This highlights Telecom Italia’s capability to offset a contraction in the provision of corporate data transmission services and connectivity by developing revenues from ICT services, which were up 115 million euros (17.9%).

Revenues from Wholesale services generated 3,771 million euros, a slight decrease of 0.4% (-15 million euros) on 2007. At year-end 2008, Telecom Italia’s Wholesale division supplied around 5 million voice service accesses and 1.3 million broadband service accesses. Despite being impacted by a reduction in incoming traffic, Domestic Wholesale revenues rose 74 million euros (3.1%) on the preceding year.

The Telecom Italia Group conducts its international wholesale services through Telecom Italia Sparkle and its subsidiaries. The 89 million euro (6.3%) drop in revenues compared with 2007 is wholly attributable to lower transit revenues following the end of several large contracts from Q2 2007 onwards (worth a total of 166 million euros). Excluding this one-off item, revenues continued to move upwards, following the trend registered in previous years.

Mobile telecommunications

Revenues in 2008 reached 9,729 million euros, down 193 million euros. This was predominantly the result of the above-mentioned changes to the underlying market. It is worth pointing out that the organic variation of revenues in Q4 2008 was +2.4% over the corresponding quarter in 2007.

Revenues from “outgoing voice” amounted to 4,965 million euros, down 276 million euros (-5.3%).

In Q4, this revenue stream was boosted by a consumer re-pricing which made it possible to close the quarter in line with the same period last year (1,248 million euros, up 1 million euros on 2007).

Revenues from “incoming voice” of 1,356 million euros were down 158 million euros (-10.4%), as a result of mobile termination rate reductions (-12% compared with 2007).

Revenues from value-added services (VAS) amounted to 2,173 million euros, up 12.7% compared with 2007, thanks to a continuous increase of broadband customers that rose to 2.6 million, up 1.4 million during the course of the year. Interactive VAS services posted growth in excess of 30% (an additional 263 million euros), being the most important driver of VAS growth. Traditional VAS revenues remained more or less in line with last year’s figures. VAS revenues now account for around 25% of all service revenue (22% in 2007).

Revenues from handset sales generated 860 million euros, (up 86 million euros compared with 2007). Thanks to the increasing weight of high-end products (3G, Netbooks, and internet keys, generated more than 60% of all terminal sales volumes) that lead to higher average price (up 24%). Such focus on high-end products has been a key element in improving innovative VAS penetration.

Overall Domestic Business Unit EBITDA amounted to 9,998 million euros, down 176 million euros compared with 2007. The EBITDA margin was equal to 43.0% (up one percentage point compared with the previous year). The organic variation in EBITDA compared with 2007 was reduced by 460 million euros (-4.3%); the organic EBITDA margin came in at 44.3% (44.5% in 2007).

EBIT amounted to 5,444 million euros, down 307 million euros (5.3%) compared with 2007. The EBIT margin reached 23.4% (23.7% the preceding year). The organic variation in EBIT was minus 604 million euros (down 9.5% compared with 2007); the organic EBIT margin was equal to 24.7% (26.2% the preceding year).

Capex amounted to 3,658 million euros (down 406 million euros compared with FY 2007). Capital expenditure corresponded to 15.7% of revenues (16.8% in 2007).

Headcount totalled 61,816, down 2,546 compared with December 31, 2007. This figure includes 638 workers on outsourced contracts (compared with 1,278 at year-end 2007).

At year-end 2008, Telecom Italia had a 68% share of the retail voice market (down on the year-end 2007 figure of 69%), while the market share in the mobile segment stood at 38.0% (down from 40.3% at year-end 2007, and 38.6% at September 30, 2008; confirming the position as Italian market leader).

BRAZIL

(Average euro/real exchange rate: 0.37332)

The following table presents headline data for the 2008 financial year. Data are compared with 2007 financial year results.

	(milions of euros)		(milions of reais)
	2008	2007	2008	2007	Change
	(a)	(b)	(c)	(d)	Absolute (c-d)	% (c-d)/d	% organic

Revenues	5,208	4,990	13,951	13,293	658	4.9	4.9
EBITDA	1,217	1,207	3,259	3,214	45	1.4	1.4
% of Revenues	23.4	24.2	23.4	24.2
EBIT	189	150	507	399	108	27.1	27.1
% of Revenues	3.6	3.0	3.6	3.0
Industrial Investments	1,348	865	3,612	2,305	1,307	56.7
Headcount	10,285	10,030	10,285	10,030	255	2.5

TIM Brasil Group revenues in 2008 amounted to 13,951 million reais (5,208 million euros), up 4.9% compared with 2007; (revenues from services alone increased 6.1%). Average revenue per user (ARPU) remains the highest on the Brazilian market, despite gradual erosion as the customer base grows and the market remains under intense competitive pressure.

EBITDA of 3,259 million reais was up 45 million reais (1.4%) compared with FY 2007. The EBITDA margin was equal to 23.4%, down 0.8 percentage points on FY 2007. This was achieved by rigourous cost control, as the competitive scenario in the Brazilian market created a downward pressure on prices and per-unit service margins.

EBIT amounted to 507 million reais, a 108 million reais increase on 2007 (up 27.1%). This result may be ascribed to improved EBITDA, and to lower depreciation and amortization on completion of TDMA network amortization.

Capex amounted to 3,612 million reais (2,305 million reais in 2007), which was spent principally on 3G license acquisition (1,239 million reais), customer base expansion, 3G network infrastructure and IT investments.

On 31 December 2008, company headcount stood at 10,285, an increase of 255 from year-end 2007.

The TIM Brasil Group’s market share is 24.2% (compared with 25.8% at year-end 2007). The company supplies 36.4 million lines (up 16.5% on year-end 2007).

EUROPEAN BROADBAND

The following table shows the FY 2008 headline results for the business unit, broken down by geographical area of operations, and compared with data from 2007 reconstructed on an equivalent-terms basis:

	2008	2007	Change
(millions of euros)			absolute	%	% organic
Revenues	1,274	1,151	123	10.7	4.5
EBITDA	245	297	(52)	(17.5)	(19.4)
% of Revenues	19.2	25.8
EBIT	(30)	122	(152)	(124.6)	(107.2)
% of Revenues	(2.4)	10.6
Industrial Investments	352	358	(6)	(1.7)
Headcount	2,912	3,191	(279)	(8.7)

European Broadband Business Unit revenues amounted to 1,274 million euros, an increase of 123 million euros (10.7%). Organic growth amounted to 55 million euros (up 4.5%). The broadband customer portfolio at year-end 2008 exceeded 2.5 million accesses, in line with the preceding year. At year-end 2008, the narrowband portfolio numbered 0.5 million accesses, compared with 0.7 million at year-end 2007.

The EBITDA figure of 245 million euros was down 52 million euros (-17.5%). The EBITDA margin was equal to 19.2%, as against 25.8% for the preceding year. The organic EBITDA margin was 59 million euros lower (down 19.4%).

EBIT came in at a negative 30 million euros, 152 million euros down (-124.6%) on 2007. Organic EBIT registered a 134 million euro decrease (-107.2%).

Capex amounted to 352 million euros, down 6 million euros.

At year-end 2008, the company employed 2,912 people, a fall of 279 compared with December 31, 2007.

OLIVETTI

The following table presents headline results for the 2008 financial year. Data are compared with 2007 financial year results.

	2008	2007	Change
(millions of euros)			absolute	%	% Organic
Revenues	352	408	(56)	(13.7)	(10.2)
EBITDA	(30)	(44)	14	31.8	34.2
% of Revenues	(8.5)	(10.8)
EBIT	(37)	(66)	29	43.9	38.5
% of Revenues	(10.5)	(16.2)
Industrial Investments	3	8	(5)	(62.5)
Headcount	1,194	1,279	(85)	(6.6)

Revenues amounted to 352 million euros, down 56 million euros compared with 2007 (down 13.7%). The organic variation in revenues, excluding changes to the consolidation area and exchange rate fluctuations, was minus 40 million euros (-10.2%)

EBITDA amounted to -30 million euros, a 14 million euro improvement on 2007. This improvement was brought about by recouping fixed costs, which more than offset a dip in sales. The organic variation in EBITDA was a positive 13 million euros.

EBIT was a negative 37 million euros, a 29 million euro improvement compared with 2007. The organic variation was a positive 20 million euros (up 38.5%).

Capex amounted to 3 million euros, 5 million euros lower than in 2007.

Year-end headcount totalled 1,194 employees, of whom 1,088 worked in Italy and 106 outside the country’s borders.

***

EVENTS OCCURRING AFTER 31 DECEMBER 2008

Dispute regarding reimbursement of the legal interest rate pursuant to art. 20, Law no. 448/98

In a ruling served on February 10, 2009, the Lazio regional administrative court accepted the appeal lodged by Telecom Italia in November 2008, and has called for the return of interest accrued at the legal rate on sums of money unnecessarily paid out by Telecom Italia and TIM during 2000 in payment of the contribution pursuant to article 20 of Law no. 448/98, amounting to around 100 million euros.

These sums of money were unnecessarily paid by Telecom Italia, and subsequently the principal alone of this sum (corresponding to 546 million euros) was later reimbursed. The ruling is in execution – if only partially so – of Lazio regional administrative court rulings nos. 47 and 52/2005, which annulled the ministerial decree dated March 21, 2000 stating the terms and conditions for the payment of the aforementioned contribution in substitution of the government licence fee.

***

AGCOM UNDERTAKINGS - SUPERVISORY BOARD SET UP PURSUANT TO UNDERTAKINGS APPROVED BY THE ITALIAN COMMUNICATIONS AUTHORITY

In implementation of the undertakings adopted by the company and approved by AGCOM on December 11, 2008 to improve the framework for competition in the communications industry, the Board of Directors has now set up the "Independent Supervisory Body" tasked with ensuring that these undertakings are properly executed. The five board members are Giulio Napolitano (Chairman), Gerard Pogorel, Claudio Leporelli (all appointed by the Communications Regulatory Authority), Francesco Chirichigno and Sergio Fogli (Telecom Italia appointees).

AGCM UNDERTAKINGS - AMENDMENT TO THE CODE OF ETHICS

With regard to the undertakings approved in December by the Competition Authority, at the closing of the A/375 procedure (claiming abuse of dominant position, created through illegitimate strategies of retention and win back) the Board of Directors has resolved to amend the Group's Code of Ethics and Conduct to strengthen the concepts of fair and even competition, with particular regard to a commitment for accurate information regarding competitor operations. The revised document is being published on the company website www.telecomitalia.it.

ORGANIZATIONAL AND CORPORATE GOVERNANCE ISSUES

Having noted the organizational and structural changes that have taken place within the company, the Board of Directors acknowledges that the concept of General Directorates is no longer pertinent, and has therefore resolved to wind up the position of General Manager previously held by Stefano Pileri (currently Head of Technology and Operations) and Luca Luciani (currently Diretor Presidente at Tim Participações).

The Board of Directors has successfully conducted checks that the organ's composition as a whole observes all necessary requisites, and that board members Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales are all eligible for their independent director status.

***

CO-OPTATION

Following the resignation of Director Gianni Mion, the Board has co-opted Stefano Cao as a new Director; his appointment will be proposed to the next General Assembly Meeting.

GENERAL SHAREHOLDERS’ MEETING

The Board of Directors has convened the Shareholders’ Meeting:

-

On April 6: first call in extraordinary session;

-

On April 7: first call in ordinary session and second call in extraordinary session;

-

On April 8: second call in ordinary session and third call in extraordinary session.

Financial statements

A proposal will be put before the Shareholders’ Meeting, along with the approval of the annual financial statements, to distribute a dividend of 5 euro cents per ordinary share and 6.1 euro cents per saving share. The dividend shall be paid out from April 23, 2009, ex-coupon on April 20, 2009.

Appointment of Board of Auditors

The Shareholders' Meeting shall also be called upon to appoint a new Board of Auditors, as the current Board completes its term upon adoption of the 2008 financial statements. Shareholders shall make all appointments to the audit body (five standing auditors and four alternate auditors) through a list voting system. Those eligible – shareholders who, either singly or in partnership with others, hold at least 0.5% of ordinary share capital – may present their candidates by March 23, as per applicable regulations. The Shareholders' Meeting shall also pass a resolution to appoint the Chairman of the Board of Auditors (from one of the auditors elected on a minority list), and decide upon the remuneration for which Board members are eligible.

Amendments to Article 5 of the Company's Articles of Association

In extraordinary session, the Shareholders' Meeting shall be called upon to renew proxies and issue convertible shares and bonds (the current authorizations expire in May) by modifying Article 5 of the company's Articles of Association .

It is recommended that for a five-year period, the Board of Directors shall be empowered to:

-

Increase paid-up share capital up to a maximum nominal aggregate of 880,000,000 euros through the issue of ordinary shares to be offered as options to those eligible or, with regard to a portion of these shares, to be offered to employees working for the company or for its subsidiaries, excluding the rights pursuant to the joint provisions of article 2441, final sub-section, of the Italian civil code, and article 134, second sub-section, of Decree Law no. 58/1998;

-

Issue bonds convertible into ordinary shares to be offered as an option to those eligible, up to an aggregate nominal total of 1 billion euros.

The amendments to the Articles of Association resulting from these proposed mandates do not require any member who is in disagreement to exercise an opt out.

***

Pursuant to paragraph 2, Article 154-bis of Italy’s Financial Law, the Executive in charge of preparing the corporate and accounting documents (Marco Patuano), hereby declares that the accounting information contained herein corresponds to the Company’s documentation, accounting books and records.

***

The results for 2008 shall be presented to the financial community during a conference call, starting at 4 pm (Italian Standard Time).

Journalists will be able to join the conference call in listen only mode by dialing +39 06 33168.

Journalists who are unable to listen in live may access a recording of the presentation by calling +39 06 334843, (access code 232241#).

Telecom Italia Media Relations +39 06 3688 2610 www.telecomitalia.it/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.it/investor_relations

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group and Telecom Italia S.p.A. However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) and of the Parent Telecom Italia S.p.A., in addition to EBIT. These measures are calculated as follows:

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments (1)
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method (2)
EBIT - OPERATING PROFIT
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS

(1) “Expenses (income) from investments” for Telecom Italia S.p.A.

(2) Caption in Group consolidated financial statements only.

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units) and the Parent.

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the economic amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the years 2008 and 2007.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In the attachments to this press release are included the tables showing the amounts taken from the balance sheet and used to calculate the Net Financial Debt of the Group and the Parent, respectively.

****

The reclassified Income Statements, Balance Sheets and Cash Flow Statements as well as the Net Financial Debt of the Telecom Italia Group and the Parent, herewith presented, are the same as those included in the Report on Operations of the 2008 Telecom Italia Annual Financial Report and have not yet been verified by our independent auditors. Such statements as well as the Net Financial Debt are however consistent with those included in the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2008.

To such extent, please note that the audit work by our independent auditors on the Telecom Italia Consolidated and Separate Financial Statements for the year ended December 31, 2008 as well as the check of consistency of the 2008 Report on Operations with the related Telecom Italia Consolidated and Separate Financial Statements have not yet been completed.

TELECOM ITALIA GROUP  - CONSOLIDATED INCOME STATEMENTS

TELECOM ITALIA GROUP – CONSOLIDATED BALANCE SHEETS

(1) The data at December 31, 2007 has been restated for purposes of comparison by considering Liberty Surf group as a Discontinued operations.

(millions of euro)	12/31/2008	12/31/2007 restated (1)	Change	12/31/2007
	(a)	(b)	(a-b)	
EQUITY AND LIABILITIES				
EQUITY				
Equity attributable to equity holders of the Parent	26,126	25,922	204	25,922
Equity attributable to Minority Interest	730	1,063	(333)	1,063
TOTAL EQUITY (C)	**26,856**	**26,985**	**(129)**	**26,985**
NON-CURRENT LIABILITIES				
Non-current financial liabilities	36,527	37,039	(512)	37,051
Employee benefits	1,212	1,151	61	1,151
Deferred tax liabilities	386	584	(198)	586
Provisions	692	902	(210)	903
Miscellaneous payables and other non-current liabilities	1,539	1,587	(48)	1,587
TOTAL NON-CURRENT LIABILITIES (D)	**40,356**	**41,263**	**(907)**	**41,278**
CURRENT LIABILITIES				
Current financial liabilities	6,267	6,590	(323)	6,585
Trade and miscellaneous payables and other current liabilities	10,896	12,210	(1,314)	12,380
Current income tax payables	1,260	197	1,063	197
Current liabilities sub-total	**18,423**	**18,997**	**(574)**	**19,162**
Liabilities directly associated with Discontinued operations/Non-current assets held for sale				
of a financial nature	-	701	(701)	-
of a non-financial nature	-	230	(230)	-
	-	**931**	**(931)**	-
TOTAL CURRENT LIABILITIES (E)	**18,423**	**19,928**	**(1,505)**	**19,162**
TOTAL LIABILITIES (F=D+E)	**58,779**	**61,191**	**(2,412)**	**60,440**
TOTAL EQUITY AND LIABILITIES (C+F)	**85,635**	**88,176**	**(2,541)**	**87,425**

(1) The data at December 31, 2007 has been restated for purposes of comparison by considering Liberty Surf group as a Discontinued operations.

TELECOM ITALIA GROUP – CONSOLIDATED CASH FLOW STATEMENTS

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)	12/31/2008	12/31/2007 restated (2)	Change	12/31/2007
Non-current financial liabilities:				
Bonds	25,680	27,559	(1,879)	27,559
Amounts due to banks, other financial payables and other financial liabilities	9,134	7,671	1,463	7,683
Finance lease liabilities	1,713	1,809	(96)	1,809
	36,527	**37,039**	**(512)**	**37,051**
Current financial liabilities (1):				
Bonds	4,497	4,521	(24)	4,521
Amounts due to banks, other financial payables and other financial liabilities	1,496	1,807	(311)	1,802
Finance lease liabilities	274	262	12	262
	6,267	**6,590**	**(323)**	**6,585**
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	701	(701)	-
GROSS FINANCIAL DEBT	**42,794**	**44,330**	**(1,536)**	**43,636**
Non-current financial assets:				
Securities other than investments	(15)	(9)	(6)	(9)
Financial receivables and other non-current financial assets	(2,648)	(686)	(1,962)	(686)
	(2,663)	**(695)**	**(1,968)**	**(695)**
Current financial assets				
Securities other than investments	(185)	(387)	202	(390)
Financial receivables and other current financial assets	(491)	(1,065)	574	(377)
Cash and cash equivalents	(5,416)	(6,449)	1,033	(6,473)
	(6,092)	**(7,901)**	**1,809**	**(7,240)**
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	(33)	33	-
FINANCIAL ASSETS	**(8,755)**	**(8,629)**	**(126)**	**(7,935)**
NET FINANCIAL DEBT	**34,039**	**35,701**	**(1,662)**	**35,701**
(1) of which current portion of medium/long-term debt:				
Bonds	4,497	4,521	(24)	4,521
Amounts due to banks, other financial payables and other financial liabilities	684	1,072	(388)	1,074
Finance lease liabilities	274	262	12	262

TELECOM ITALIA GROUP - DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

With reference to the evolution of the bonds during the year 2008, we point out the following events:

	Currency	Amount (milion)

NEW ISSUES			Issue date
Telecom Italia Finance S.A., bond issue with Telecom Italia S.p.A. guarantee for Euro 138.83 million, Euribor 3M + 1.3%, due June 14,2010	Euro	138.83	June 12, 2008
Telecom Italia Capital S.A., bond issue with Telecom Italia S.p.A. guarantee for USD 1 billion 6.999% due June 4th,2018	USD	1,000	June 4 th, 2008
Telecom Italia Capital S.A., bond issue with Telecom Italia S.p.A. guarantee for USD 1 billion 7.721% due June 4 th,2038	USD	1,000	June 4 th, 2008

REPAYMENTS			Repayment date
Telecom Italia Finance S.A. 5.875%, bond issue with Telecom Italia S.p.A. guarantee	Euro	1,659	January 24, 2008
Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22%	Euro	750	June 9, 2008
Telecom Italia Finance S.A. Euro 499,669,000 Floating Rate Extendable Notes, bond issue with Telecom Italia S.p.A. guarantee	Euro	360.84	September 14, 2008
Telecom Italia Capital S.A. USD 1,000,000,000, bond issue with Telecom Italia S.p.A. guarantee	USD	1,000	November 15, 2008

BOND BUY-BACK
Telecom Italia S.p.A. euro 850 million 5.25% due 2055	Euro	180
Telecom Italia S.p.A. euro 750 million 4.75% due 2014	Euro	77
Telecom Italia Finance S.A. euro 1,050 million 7.75% due 2033	Euro	35
Telecom Italia Finance S.A. euro 1,500 million 5.15% due 2009	Euro	50
Telecom Italia Finance S.A. euro 2,210 million 6.575% due 2009	Euro	107

NOTES

“Telecom Italia Finance S.A. euro 2,000 million 7.25% due April 2011”: the coupon was increased by 0.25% due to the change of the S&P’s credit rating occurred on March 2008. The step-up was applied since April 2008 coupon; therefore the new interest rate is equal to 7.50%. The coupon didn’t change after Fitch downgrade.

“Telecom Italia Finance S.A. Euro 499.669.000 Guaranteed Floating Rate Extendable Notes due 2008”: according to the Terms and Conditions the bondholders for the face value of euro 360,839,000 waived the chance to extend the maturity date until 2010 and that amount was regularly repaid on September 14, 2008. In June 12, 2008 the “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” was issued, for the residual amount, due on June 14, 2010.

Bond buy-back: during the year 2008 the Telecom Italia Group repurchased bonds along the entire debt maturities curve with the following targets:

-

to provide the investors with a further possibility of monetizing their position, increasing the level of liquidity of the securities in a moment of uncertainty of the financial market;

-

to anticipate partially the repayment of some debt maturities increasing, without additional risks, the total yield of liquidity of the Group.

On July 31, 2008 Telecom Italia Finance S.A. issued, with value date August 7, 2008, certificates of debt ruled by the Deutsche law named “Schuldschein” for a face value of 250 million of euro, annual coupon 6.25%, issue price 99.23% and 5 years length of time; these certificates are guaranteed by Telecom Italia S.p.A..

The total repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of December 31, 2008 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals 6.124 million of euro with the following detail:

•

1,450 million of euro, expiring on February 9, 2009;

•

110 million of euro, expiring on March 30, 2009;

•

2,103 million of euro, expiring on July 30, 2009;

•

574 million of euro, expiring on January 1st , 2010;

•

898 million of euro, expiring on January 15, 2010;

•

850 million of euro, expiring on June 7, 2010;

•

138.83 million of euro, expiring on June 14, 2010.

Bonds issued by companies of the Group to third parties do not contain either financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interests are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the bonds carry any other interest rate structures or structural complexities. Since these notes and bonds have been placed principally with institutional investors on major world capital markets (Euro market and USA), the terms which regulate the notes and bonds are in line with the market practice for similar transactions realized on the same markets; therefore, there are, for example, commitments not to bind corporate assets as guarantee of funding ("negative pledge").

We point out that the bond “Telecom Italia Finance S.A. 2 billion of euro 7.50% due April 20, 2011” is subject to a mechanism of step-up/down of the coupon according to the rating variation; the coupon increases or decreases of 0.25% following each downgrade/upgrade provided by Standard and Poor’s or Moody’s.

Two other bonds, due on February and July 2009, issued by Telecom Italia Finance S.A. are subject to a mechanism of step-up/down of the coupon according to the Group rating; however both the bonds have already fixed the last coupon so that, even in case of future changes of the rating, they won’t be affected.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 555 million of euro (on a total amount of 2,108 million of euro at December 31, 2008), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches, the company must give immediate communication to the EIB, which can require guarantees or changes in the contract of funding;

•

for the loan of 350 million of euro of nominal amount, if the credit rating of the company underlies BBB+ for S&P’s, Baa1 for Moody’s and BBB+ for Fitch Ratings, and for the loan of 200 million of nominal amount, if the credit rating of the company underlies BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees, the EIB can demand the immediate repayment of the issued amount;

•

the company must promptly communicate to the Bank the changes related to the allocation of the corporate stock between those shareholders that can provide a change of control. The missed communication implies the resolution of the contract. Furthermore, the resolution of the contract is planned even when a shareholder, who doesn’t owned at least the 2% of the capital at the sign of the contract, owns beyond the 50% of the voting rights in the ordinary meeting or a such number of shares to represent beyond the 50% of the capital if, following a reasonable judgment of the bank, that fact can cause prejudice against the bank or compromise the execution of the investment project beneath the EIB funding.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/Ebitda, Ebitda/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010, and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). There are the same negative pledges conditions in the export credit loan agreements.

The syndicated bank lines (as well as a contract of export credit agreement for the nominal outstanding amount of 113 million of euro at December 31, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (including Telco shareholders), acquires the control of Telecom Italia, individually or jointly; in that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

In the documentation of loans granted to certain companies of Tim Brazil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on December 31, 2008 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

GRUPPO TELECOM ITALIA – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the net income for the year is set out below in accordance with Consob communication DEM/6064291 dated July 28, 2006:

(millions of euro)	2008	2007
Other operating expenses:
Industrial reconversion costs	-	(17)
Charge for accrual of Antitrust fine	-	(20)
Other expenses	(3)	(6)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(292)	-
IMPACT ON EBITDA	(295)	(43)
Capital gains/(losses) realized on non-current assets:
Gains on properties	25	10
Gain on sale of Pay-per-View	9	-
Impairment reversals (losses) on non-current assets:
Impairment losses on non-current assets for industrial reconversion	-	(6)
Impairement on European BroadBand goodwill	(21)	-
IMPACT ON EBIT	(282)	(39)
Other income (expenses) from investments:
Gain on sale of Oger Telecom	-	86
Gain on sale of Mediobanca	-	38
Gain on sale of Capitalia	-	109
Gain on sale of Solpart Participações	-	201
Gain on sale of Brasil Telecom Participações	-	27
Other gains	2	1
Finance income (expenses):
Write off on receivables vs.Lehman Brothers	(58)	-
IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(338)	423
Income tax expense	93	(23)
Discontinued operations	159	36
IMPACT ON PROFIT FOR THE YEAR	(86)	436

TELECOM ITALIA S.p.A. – INCOME STATEMENTS

TELECOM ITALIA S.p.A. – BALANCE SHEETS

TELECOM ITALIA S.p.A. – CASH FLOW STATEMENTS

TELECOM ITALIA S.p.A. – NET FINANCIAL DEBT

(millions of euro)	12/31/2008	12/31/2007	Change

NON - CURRENT FINANCIAL LIABILITIES
Bonds	15,683	16,500	(817)
Amount due to banks, other lenders and other financial liabilities	19,462	21,054	(1,592)
Finance lease liabilities	1,662	1,778	(116)
	36,807	39,332	(2,525)

CURRENT FINANCIAL LIABILITIES (1)
Bonds	608	1,272	(664)
Amount due to banks, other lenders and other financial liabilities	6,693	4,496	2,197
Finance lease liabilities	252	251	1
	7,553	6,019	1,534
GROSS FINANCIAL DEBT	44,360	45,351	(991)

NON - CURRENT FINANCIAL ASSETS
Financial receivables and other financial assets	640	582	58
	640	582	58

CURRENT FINANCIAL ASSETS
Financial receivables and other financial assets	241	244	(3)
Cash and cash equivalents	3,563	4,383	(820)
	3,804	4,627	(823)
FINANCIAL ASSETS	4,444	5,209	(765)

TOTAL NET FINANCIAL DEBT	39,916	40,142	(226)
(1) of which current portion of medium/long-term debt:
Bonds	608	1,272	(664)
Amount due to banks, other lenders and other financial liabilities	5,298	3,216	2,082
Finance lease liabilities	252	251	1

TELECOM ITALIA S.p.A. EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON THE SINGLE ITEMS OF THE INCOME STATEMENTS

The effect of non-recurring events and transactions on the net income for the year is set out below in accordance with Consob communication DEM/6064291 dated July 28, 2006:

(millions of euro)	2008	2007

Other operating expenses:
Charge for accrual of Antitrust fine	-	(20)
Other expenses	(3)	(6)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(283)	-
IMPACT ON EBITDA	(286)	(26)

Capital gains/(losses) realized on non-current assets:
Gains on properties	25	-
IMPACT ON EBIT	(261)	(26)

Income (expenses) from investments
Gain on sale of Mediobanca	-	109
Gain on sale of Capitalia	-	38
Other gains	2	1
Loss on sale of Liberty Surf Group S.A.	(480)	-
IMPACT ON PROFIT BEFORE TAX	(739)	122

Effect of income taxes	70	(10)

IMPACT ON PROFIT FOR THE YEAR	(669)	112

NON ORGANIC ITEMS

ORGANIC EBITDA – DETAILS

ORGANIC EBIT – DETAILS

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. This Press Release contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- our ability to successfully achieve our debt reduction targets;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political and economic developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to successfully implement our strategy over the 2009-2011 period;

- our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 27th, 2009

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager